Exhibit 5.2

Legal Opinions Letter

The Huang Jia Country Club and Recreation Inc. which is merger and acquisition of Yao Teh International Development Co., Ltd. and Da Teh Fu Enterprise Ltd., both have their own land property assets. Yao Teh’s 220 pieces of land assets are located in Miao Li county, Tou Wu country and Zhao Chao country. According to the certificate of possession of land and sales contract can fully prove the legal status of the land resource. The above mentioned land, currently are for the Royal Country Golf Course to operate.

Based on the land registration transcript, we investigated and clarified that Mr. Lien Chen Yu had the creation of the mortgage and creation of the superficies. It will not affected of the stockholder’s rights and interests as well as get the hold of  the land of risks.

The above mentioned investigation information are referred to the following:

1.	Civil Law article 765 to article 800 the regulations of the land ownership
2.	Civil Law article 832 to article 841 the regulations of the land superficies
3.	Civil Law article 860 to article 884 the regulations of the mortgage

Sha Hung

Title : Attorney

Oct. 27, 2016